Dear___________:

         This letter amends the terms and conditions upon which you are invited to participate in the distribution of shares of each series of the Harris Insight Funds Trust (each a "Fund" and collectively the "Funds") pursuant to the selling agreement dated________________ (the "Selling Agreement"). All capitalized terms not defined herein shall have the meanings ascribed to them in the Agreement

         Pursuant to Paragraph 19 of the Selling Agreement the following amendments shall take effect after the date of this notice of amendment:

         1. The Selling Agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities of the Funds, on not more than 60 days' written notice to any other party to this Agreement. The Agreement shall terminate automatically in the event of its assignment, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). As used in this paragraph, "Qualified Trustees" means the Trustees of the Funds who are not "interested persons," as that term is defined in the 1940 Act, of the Funds and have no direct or indirect financial interest in the operation of any Plan, adopted in accordance with Rule 12b-1 under the 1940 Act, or in any agreements related to such Plan.

         2. For purposes of determining the fees payable to you pursuant to Paragraph 10(c), the net asset value of a Fund's shares shall be computed in the manner specified in the Fund's then-current prospectus and statement of additional information, including any supplements thereto.

         3. You, as agent for your customers, shall be responsible for performing one or more of the following: (i) establishing and maintaining shareholder accounts and records; (ii) processing purchase, redemption and exchange orders of Fund shares for customers; (iii) providing periodic statements showing a customer's account balance and integrating such statements with those of other transactions and balances in the customer's other accounts serviced by you; (iv) arranging for bank wires; (v) processing dividend and distribution payments on Fund shares for customers; (vi) if required by law, forwarding shareholder communications from the Funds (such as proxy material, shareholder reports and dividend distribution and tax notices) to customers;
(vii) responding to customer inquiries relating to the Funds; (viii) performing subaccounting with respect to Fund shares beneficially owned by the customer;
(ix) investing customer cash account balances automatically in Fund shares; (x) assisting customers in changing dividend options, account designations and addresses; and (xi) distribution and such other services if requested by the Funds to the extent you are permitted by applicable statute, rule or regulation. All such services shall be performed in a professional, competent and timely manner.

         4. With respect to N Shares and Service Shares held by your firm as nominee for your customers or that are owned by those customers of your firm whose records, as maintained by the Funds or their agents, designate your firm as the customer's dealer of record, you agree that you will waive such portion of any amounts payable to you pursuant to Section 10(c) to the

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extent necessary to assure that expenses, if any, required to be accrued by any class of Fund shares on any day do not exceed the income to be accrued to such class on that day.



For:

PFPC Distributors, Inc.
760 Moore Road
King of Prussia, PA  19406


By:
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Name:
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Title:
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Acknowledged:

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By:
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Name:
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Title:
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